Exhibit 99.43

UNDERWRITING AGREEMENT

November 22, 2010

BPO Properties Ltd.
Bay Wellington Tower
Brookfield Place, 181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

- and -

Brookfield Office Properties Canada
Bay Wellington Tower
Brookfield Place, 181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Dear Sirs:

We understand that BPO Properties Ltd., (the “Seller”) proposes to sell, directly or indirectly, an aggregate of 6,820,000 trust units (the “Purchased Units”) in the capital of Brookfield Office Properties Canada (the “REIT”) to RBC Dominion Securities Inc. (“RBC”), TD Securities Inc., (together with RBC, the “Co-Lead Underwriters”), CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Brookfield Financial Corp., Canaccord Genuity Corp., Dundee Securities Corporation, Macquarie Capital Markets Canada Ltd. and Raymond James Ltd. (collectively, the “Underwriters” and, individually, an “Underwriter”). Upon and subject to the terms and conditions contained herein, the Underwriters hereby severally offer to purchase from the Seller in the respective percentages set forth in Section 19 hereof, and the Seller hereby agrees to sell to the Underwriters, the Purchased Units, at a purchase price of $22.00 (the “Purchase Price”) per Purchased Unit, being an aggregate Purchase Price of $150,040,000.  In  the event that the closing of the purchase of the Purchased Units occurs at such a time that the purchasers of the Purchased Units are not holders of record on the record date for the distribution by the REIT to be paid on or about December 15, 2010 and therefore such purchasers are not entitled to receive such distribution, the Seller and the Underwriters agree that the Purchase Price shall be decreased by an amount equal to the amount of such distribution.

The Underwriters propose to distribute the Purchased Units, pursuant to the Shelf Prospectus (as hereinafter defined) as supplemented by the Prospectus Supplement (as hereinafter defined) to be filed by the REIT in each of the provinces and territories of Canada in the manner contemplated in this Agreement.

In consideration of the agreement of the Underwriters to purchase the Purchased Units, and to offer them to the public pursuant to the Supplemented Prospectus (as hereinafter defined), the Seller agrees to pay to the Underwriters at the Closing Time (as hereinafter defined) a fee equal to $0.88 per unit, being an aggregate of $6,001,600 (the “Underwriting Fee”).

Subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates (as hereinafter defined) in accordance with Schedule “A” hereto, may offer and sell Purchased Units in the United States (as hereinafter defined) to Qualified Institutional Buyers in accordance with the provisions of Schedule “A” hereto.  With respect to Purchased Units to be sold in the United States to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act (as hereinafter defined), the Underwriters, or a U.S. Affiliate thereof, shall purchase such Purchased Units from the Seller for resale in compliance with Rule 144A.

Terms and Conditions

The following are additional terms and conditions of this Agreement among the Seller, the Underwriters and the REIT:

1.           Definitions. Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

(a)
“affiliate” means an affiliated entity for the purposes of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators as constituted at the date of this Agreement;

(b)	“BOPC” means Brookfield Office Properties Canada LP, a limited partnership formed under the laws of the Province of Ontario;

(c)
“Brookfield Matters” means the information and statements contained in the first paragraph of the face page of the Prospectus Supplement, the information and statements contained under the heading “Selling Unitholder” in the Prospectus Supplement, the information and statements contained under the heading “Plan of Distribution” in the Prospectus Supplement, as each may be carried forward into the Prospectus Supplement or any Supplementary Material, together with any other information and statements contained in the Offering Documents, in each case relating to the Seller and its affiliates (excluding, for greater certainty, the REIT and its subsidiaries);

(d)	“business day” means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

(e)
“Closing Date” means November 30, 2010 or such later date as may be agreed to in writing by the Seller, the REIT and Co-Lead Underwriters, on behalf of the Underwriters, but in any event not later than December 7, 2010;

(f)	“Closing Time” shall mean 8:00 a.m. (Toronto time) on the Closing Date, or such other time as may be agreed to in writing by the Seller, the REIT and RBC, on behalf of the Underwriters;

(g)	“Declaration of Trust” shall have the meaning ascribed thereto in Section 8(e) hereof;

(h)	“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

(i)	“Environmental Laws” shall have the meaning ascribed thereto in Section 8(x) hereof;

(j)	“Financial Information” shall have the meaning ascribed thereto in Section 5(a)(iii) hereof;

(k)	“Governmental Licenses” shall have the meaning ascribed thereto in Section 8(v) hereof;

(l)	“Hazardous Materials” shall have the meaning ascribed thereto in Section 8(x) hereof;

(m)
“Historical Financial Statements” means: (i) the financial statements included in the REIT’s non-offering prospectus dated July 27, 2010 (the “Non-Offering Prospectus”) including (A) the audited combined financial statements of the BPP Carve-Out Portfolio (as defined in the Non-Offering Prospectus) and the notes thereto as at and for the years ended December 31, 2009 and 2008; (B) the unaudited consolidated financial statements of the BPP Carve-Out Portfolio and the notes thereto as at and for the three month periods ended March 31, 2010 and 2009; (C) the audited, comparative consolidated financial statements of Phase 2, Brookfield Place (Bay-Wellington Tower) (the “Brookfield Place Interest”) and the notes thereto as at and for the years ended December 31, 2009 and 2008, (D) the unaudited consolidated financial statements of the Brookfield Place Interest and the notes thereto as at and for the three months ended March 31, 2010 and 2009, and (E) the pro forma consolidated statements of income and comprehensive income of the REIT and the notes thereto for the year ended December 31, 2009 and as at and for the three months ended March 31, 2010; and (ii) the unaudited consolidated financial statements of the REIT and the notes thereto as at and for the three and nine month periods ended September 30, 2010 and 2009 (the “Interim Financial Statements”);

(n)	“IFRS” means International Financial Reporting Standards;

(o)
“Material Adverse Effect” means (i) a material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the REIT and its subsidiaries taken together, as a single enterprise, whether or not arising in the ordinary course of business; or (ii) any fact, event or change that would result in the Supplemented Prospectus or any Supplementary Material containing a misrepresentation;

(p)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under Securities Law;

(q)	“Offering Documents” means the Supplemented Prospectus or any Supplementary Material;

(r)
“Passport System” means, collectively, the passport system procedures provided for under Multilateral Instrument 11-202 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(s)
“Prospectus Supplement” means the prospectus supplement, which, together with the Shelf Prospectus, will qualify the distribution of the Purchased Units in each of the Qualifying Jurisdictions (in both the English and the French languages unless the context indicates otherwise), including the documents incorporated by reference therein;

(t)	“Purchased Units” shall have the meaning ascribed thereto on page one hereof;

(u)	“Qualified Institutional Buyer” means a “a qualified institutional buyer” as defined in Rule 144A;

(v)	“Qualifying Jurisdictions” means collectively each of the provinces and territories of Canada;

(w)	“Regulation D” means Regulation D under the U.S. Securities Act;

(x)	“Regulation S” means Regulation S under the U.S. Securities Act;

(y)	“REIT Exception” means the exception under the SIFT Rules applicable to a “real estate investment trust”, as defined in the Tax Act;

(z)	“Rule 144A” means Rule 144A under the U.S. Securities Act;

(aa)	“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

(bb)
“Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made thereunder together with all applicable published policy statements, notices, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated hereunder and the securities legislation, rules and policies of each other relevant jurisdiction;

(cc)	“Seller” means BPO Properties Ltd.;

(dd)
“Shelf Prospectus” means the (final) base shelf prospectus of the REIT dated August 12, 2010 (in both the English and French languages unless the context indicates otherwise), including the documents incorporated by reference therein;

(ee)
“SIFT Rules” means the amendments to the Tax Act enacted into law on June 22, 2007 which altered the tax treatment of certain publicly listed or traded trusts and partnerships and their beneficiaries and partners;

(ff)
“subsidiary” has the meaning ascribed thereto in Section 1 of the Securities Act (Ontario) and shall include any partnership or trust of which a corporation or a subsidiary of a corporation is a partner or beneficiary;

(gg)
“Supplementary Material” means, collectively, any amendment to the Supplemented Prospectus, any amendment or supplemental prospectus or any ancillary materials that, may be filed by or on behalf of the REIT under the Securities Laws relating to the distribution of the Purchased Units thereunder, including; without limitation, any financial statements, management information circulars, annual information forms, material change reports or other documents issued by the REIT after the date of this Agreement which are incorporated by reference into the Supplemented Prospectus;

(hh)	“Supplemented Prospectus” means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

(ii)	“Tax Act” shall have the meaning ascribed thereto in Section 8(jj);

(jj)	“TSX” means the Toronto Stock Exchange;

(kk)	“United States” means the United States of America as defined in Regulation S under the U.S. Securities Act;

(ll)	“Units” means trust units in the capital of the REIT;

(mm)	“U.S. Affiliate” means a duly registered U.S. broker-dealer affiliate of an Underwriter;

(nn)	“U.S. Placement Memorandum” means the Prospectus Supplement supplemented with the “wrap” pages describing, among other things, restrictions imposed under the U.S. Securities Act; and

(oo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Any reference in this Agreement to a paragraph or subparagraph shall refer to a paragraph or subparagraph of this Agreement.

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

Unless otherwise specified herein, all dollar amounts referred to in this Agreement are expressed in lawful money of Canada.

2.           Attributes of the Purchased Units. The Purchased Units to be sold by the Seller hereunder shall be duly and validly issued Units and, when sold by the Seller, such Purchased Units, shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Supplemented Prospectus.

3.	Filing of Prospectus.

(a)	The REIT represents and warrants that:

(i)
the REIT has filed the Shelf Prospectus in each of the Qualifying Jurisdictions (in the English and French languages, as applicable) and has obtained a receipt therefor issued by the Ontario Securities Commission under the Passport System confirming receipts of the regulators in each of the Qualifying Jurisdictions are deemed to have been issued under the Passport System; and

(ii)
the REIT has fulfilled all requirements to be fulfilled by the REIT, including the filing of all continuous disclosure materials required to be filed pursuant to Securities Laws, to enable the Purchased Units to be offered for sale, other than the filing of the Prospectus Supplement, and sold to the public in each of the Qualifying Jurisdictions through registrants duly registered under an appropriate category who have complied with the relevant provisions of applicable Securities Laws.

(b)	The REIT shall:

(i)
not later than 11:00 p.m. (Toronto time) on November 22, 2010, file the Prospectus Supplement (in the English and French languages, as appropriate) and all other documents required under Securities Laws with the Securities Commissions; and

(ii)
until the distribution of the Purchased Units shall have been completed, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Purchased Units for distribution or, in the event that the Purchased Units have, for any reason, ceased so to qualify, to again qualify the Purchased Units for distribution.

(c)
Prior to the filing of the Prospectus Supplement and thereafter and during the period of distribution of the Purchased Units pursuant to the Prospectus Supplement, the Seller and the REIT shall allow the Underwriters to participate fully in the preparation of such documents and any Supplementary Material and to approve, acting reasonably, the form thereof and shall allow the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to execute the certificate required to be executed by them at the end of such documents.

4.            Distribution and Certain Obligations of Underwriters

(a)
The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Purchased Units (each, a “Selling Firm”) to agree to, comply with the Securities Laws in connection with the distribution of the Purchased Units and shall offer the Purchased Units for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus Supplement and this Agreement. The Underwriters shall, and shall require any Selling Firm, to offer for sale to the public and sell the Purchased Units only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all reasonable efforts to complete and to cause each Selling Firm to complete the distribution of the Purchased Units as soon as reasonably practicable; and (ii) promptly notify the REIT when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Purchased Units and provide a breakdown of the number of Purchased Units distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(b)
The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Purchased Units in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Purchased Units or distribute the Supplemented Prospectus or any Supplementary Material in connection with the distribution of the Purchased Units and will not, directly or indirectly, offer, sell or deliver any Purchased Units or deliver the Supplemented Prospectus or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the REIT to comply with the registration, prospectus, filing or other similar requirements under the applicable Securities Laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions.

(c)
The Underwriters propose to offer the Purchased Units initially at the Purchase Price.  After a reasonable effort has been made to sell all of the Purchased Units at the Purchase Price, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Purchased Units are offered to an amount not greater than the Purchase Price.

(d)
For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Purchased Units are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Shelf Prospectus shall have been obtained under the Passport System.

(e)
The Underwriters shall allow the REIT and the Seller to review and comment upon any “blue sheet” proposed to be used in connection with the dissemination of the Purchased Units prior to the Underwriters making use thereof.

(f)
Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the REIT under this Section 4 with respect to a default under this Section 4 by another Underwriter or any Selling Firm appointed by any other Underwriter. However, each Underwriter shall be liable to the REIT under this Section 4 with respect to a default under this Section 4 by it or its Selling Firm.

5.           Deliveries on Filing and Related Matters

(a)
The REIT shall deliver to each of the Underwriters and their counsel and the Seller prior to or contemporaneously with, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement a copy of each of the following:

(i)	the Shelf Prospectus and Prospectus Supplement (in the English and French languages) signed and certified as required by the Securities Laws;

(ii)
any other document required to be filed by the REIT under the laws of each of the Qualifying Jurisdictions in compliance with the Securities Laws, together with copies of any documents or information incorporated by reference therein which have not previously been delivered to the Underwriters or the Seller or filed on SEDAR;

(iii)
a legal opinion dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Seller, the trustees of the REIT and their respective counsel from the REIT’s Québec counsel, to the effect that the French language version of the Supplemented Prospectus (including the documents or information incorporated by reference therein), except for the Historical Financial Statements and certain other financial or statistical information translated by the auditors of the REIT and included or incorporated by reference in the Supplemented Prospectus (collectively, the “Financial Information”) as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(iv)
a legal opinion dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Seller, the trustees of the REIT and their respective counsel from the auditors of the REIT, to the effect that the French language version of the Financial Information in the Prospectus Supplement (including the documents or information incorporated by reference therein), is in all material respects, a complete and proper translation of the English language version thereof; and

(v)
a comfort letter from the auditors of the REIT dated the date of the Prospectus Supplement (with the requisite procedures to be completed by such auditors within two business days of the date of the Prospectus Supplement), in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the trustees of the REIT from the auditors of the REIT with respect to the Financial Information contained or incorporated by reference in the Prospectus Supplement.

(vi)
Contemporaneously with or prior to, the filing of the Prospectus Supplement, a certificate dated the date of the Prospectus Supplement stating that the REIT will meet the requirements of a “mutual fund trust” and is expected to qualify as a “real estate investment trust” throughout the 2010 and future taxation years, as those terms are defined in the Tax Act.

(b)
Supplementary Material -  The REIT shall also prepare and deliver promptly to the Underwriters and the Seller signed copies of all Supplementary Material that are required to be delivered to investors. Except as otherwise indicated in Section 5(a)(iii) and (iv), concurrently with the delivery of any such Supplementary Material, the REIT shall deliver to the Underwriters and the Seller, with respect to such Supplementary Material, opinions and comfort letters substantially similar to those referred to in Sections 5(a)(iii), (iv) and (v).

(c)
Representations as to Supplemented Prospectus and Supplementary Material - Delivery to the Underwriters of the Supplemented Prospectus and any Supplementary Material shall constitute the representation and warranty of the REIT to the Underwriters that:

(i)
all information and statements (except for the Brookfield Matters and except for any information or statement relating solely to the Underwriters and furnished by them or any of them in writing expressly for inclusion in the Offering Documents) contained or incorporated by reference in the Supplemented Prospectus or any Supplementary Material, as the case may be, are, at the respective dates of delivery thereof, true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the REIT and its subsidiaries, taken together as a whole, and the Purchased Units;

(ii)
no material fact has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements contained in such disclosure not misleading in light of the circumstances under which they were made;

(iii)	such documents comply fully with the requirements of the Securities Laws; and

(iv)
except as set forth in the Supplemented Prospectus, or any Supplementary Material or as has otherwise been publicly disclosed by the REIT, there has been no material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the REIT and its subsidiaries taken together as a whole, since September 30, 2010.

Such deliveries shall also constitute the REIT’s consent to the Underwriters’ and the Seller’s use of the Supplemented Prospectus and any Supplementary Material in connection with the distribution of the Purchased Units in compliance with this Agreement and the Securities Laws.

(d)
Representations as to Supplemented Prospectus and Supplementary Material - Delivery to the Underwriters of the Supplemented Prospectus and any Supplementary Material shall constitute the representation and warranty of the Seller to the Underwriters that:

(i)
the Brookfield Matters contained in the Supplemented Prospectus or any Supplementary Material, as the case may be are, at the respective dates of delivery thereof, true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts required to be stated therein relating to the Seller and its affiliates (excluding, for greater certainty, the REIT and its subsidiaries), taken together as a whole; and

(ii)
no material fact or information relating to the Seller and its affiliates (excluding, for greater certainty, the REIT and its subsidiaries) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made.

Such deliveries shall also constitute the consent of the Seller to the Underwriters’ use of the Supplemented Prospectus and any Supplementary Material in connection with the distribution of the Purchased Units in compliance with this Agreement and the Securities Laws.

(e)	Commercial Copies

(i)
The REIT shall cause commercial copies of the Prospectus Supplement required to be delivered to investors (in the English and French languages) to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by written instructions to the REIT’s financial printer of the Prospectus Supplement. Such delivery shall be effected as soon as possible and, in any event, within two business days after the date of filing of the Prospectus Supplement with the Securities Commissions.

(ii)
The REIT shall cause to be provided to the Underwriters, without charge, such number of copies of any documents incorporated by reference in the Prospectus Supplement or any Supplementary Material as the Underwriters may reasonably request for use in connection with the distribution of the Purchased Units.

6.           Material Change.

(a)
The Seller, with respect to the Brookfield Matters, and the REIT, with respect to all other information contained in the Offering Documents (except for any information or statement relating solely to the Underwriters and furnished by them or any of them in writing expressly for inclusion in the Offering Documents), shall promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Purchased Units of the full particulars of:

(i)
any material change (whether actual, anticipated, contemplated, proposed or prospective) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the REIT and its subsidiaries taken together as a whole (other than a change disclosed in the Supplemental Prospectus); or

(ii)	any change in any material fact contained in the Offering Documents or whether any event or state of facts has occurred or been discovered,

which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of the Offering Documents containing, an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made, or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with the laws, regulations or policies of the Securities Commission of any Qualifying Jurisdiction.

(b)
The REIT will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Securities Laws, and the REIT will prepare and file promptly at the request of the Underwriters or the Seller any Supplementary Material which, in the opinion of the Underwriters or the Seller, acting reasonably, may be necessary, and will otherwise comply with all legal requirements necessary to continue to qualify the Purchased Units for distribution in each of the Qualifying Jurisdictions.

(c)
In addition to the provisions of Subsections 6(a) and 6(b) hereof, the Seller (to the extent it has knowledge) and the REIT shall in good faith discuss with the Underwriters any change, event or fact contemplated in Subsections 6(a) and 6(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Subsection 6(a) hereof and shall consult with the Underwriters with respect to the form and content of any amendment proposed to be filed by the REIT, it being understood and agreed that no such amendment shall be filed with any Securities Commission prior to the review and approval thereof by the Underwriters and their counsel, acting reasonably.

7.           Regulatory Approvals. Each of the Seller and the REIT shall make all necessary filings, obtain all necessary regulatory and other consents and approvals (if any) and the Seller shall pay all filing fees required to be paid in connection with the transactions contemplated herein, provided that the REIT shall not be liable for the failure to obtain any necessary regulatory or other consent and approval as long as it has used its commercially reasonable efforts to obtain such regulatory or other consent and approval.

8.           Representations and Warranties of the REIT. The REIT hereby represents and warrants that:

(a)	the REIT has been duly formed and is validly existing as an unincorporated closed-ended real estate investment trust under the laws of the Province of Ontario;

(b)	BOPC has been duly formed and is validly existing as a limited partnership under the laws of the Province of Ontario;

(c)	BOPC GP Inc. has been duly incorporated and is validly existing and in good standing under the federal laws of Canada;

(d)	no proceedings have been instituted or, to the knowledge of the REIT after reasonable inquiry, are pending for the dissolution or liquidation of the REIT, BOPC, BOPC GP Inc. or any subsidiary thereof;

(e)
except as described in the Offering Documents, any amendments thereto, the declaration of trust governing the REIT (the “Declaration of Trust”), and the limited partnership agreement of BOPC, there are no material restrictions on the powers that each of the REIT and BOPC may exercise or on the ability of each of the REIT and BOPC to carry on its business or to own, lease or operate its properties and assets as described in the Offering Documents which would have a Material Adverse Effect;

(f)	the REIT has all requisite power, capacity and authority to enter into this Agreement, and to perform its obligations hereunder;

(g)
all necessary action in accordance with the Declaration of Trust has been taken to authorize the execution, delivery and performance by the REIT of this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the REIT, enforceable against it in accordance with its terms (subject to the qualifications set forth in the opinion to be delivered pursuant to Subsection 11(a) of this Agreement);

(h)
no filing with, or authorization, approval, consent, licence, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the REIT of its obligations hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been obtained, or as may be required, under Securities Laws or TSX regulations;

(i)
other than as disclosed in the Offering Documents, or any amendment thereto, neither the REIT nor BOPC is in default or breach of, and the execution, delivery, performance and compliance of or with the terms of any material contracts referred to in the Offering Documents to which it is a party, and the entering into of this Agreement does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any material term or provision of the Declaration of Trust or the limited partnership agreement of BOPC, or resolutions of the REIT or any of its subsidiaries; (ii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the REIT or any of its subsidiaries is a party or by which it is bound, except for breaches or violations which would not have a Material Adverse Effect; or (iii) any judgement, decree, order, statute, rule or regulation applicable to the REIT or any of its subsidiaries or their properties or assets, except for breaches or violations which would not have a Material Adverse Effect; and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the REIT or any of its subsidiaries pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which it is a party or by which it is bound or to which any of its properties or assets is subject, except for breaches or violations which would not have a Material Adverse Effect;

(j)	the REIT is authorized to issue an unlimited number of Units and all issued and outstanding Units have been duly and validly issued and are outstanding as fully paid and non-assessable trust units;

(k)
BOPC is authorized to issue an unlimited number of Class A LP Units, all of the issued and outstanding of which are held by the REIT, and an unlimited number of Class B LP Units, all of the issued and outstanding of which are held by BPO Properties Ltd. and its subsidiaries;

(l)	the Units conform to all statements relating thereto contained in the Supplemented Prospectus and such description conforms to the rights set forth in the instruments defining the same;

(m)	at the Closing Time, any Units issued upon the conversion of Class B LP Units of BOPC will be fully paid, non-assessable and freely tradeable Units;

(n)
the REIT is a reporting issuer, or the equivalent thereof, under Securities Laws, is not currently in default of any material requirement of Securities Laws and is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions. In particular, without limiting the generality of the foregoing, the REIT is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the REIT or the Units which has occurred and with respect to which the requisite material change report has not been filed and there are no reports or information that, in accordance with the requirements of Securities Commissions, must be made publicly available in connection with the offering of the Units that have not been made publicly available as required, except as otherwise provided herein;

(o)	the issued and outstanding Units are listed and posted for trading solely on the TSX;

(p)
the Historical Financial Statements fairly present, in all material respects, the consolidated financial position of the applicable entities at the dates indicated and for the period specified and the Historical Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles  or International Financial Reporting Standards (“IFRS”), as applicable, applied on a consistent basis throughout the periods involved, except as disclosed therein;

(q)
the auditors of the REIT are independent public accountants as required by the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and Securities Laws, as applicable, and there has never been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditor of the REIT;

(r)
since the respective dates as of which information is given in the Supplemented Prospectus or any Supplementary Material, except as otherwise stated therein (i) there has been no Material Adverse Effect, (ii) there have been no transactions entered into by the REIT or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the REIT and its subsidiaries taken together, as a single enterprise, and (iii) except for regular distributions on the Units, in the amounts per Unit that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the REIT on any class or series of its unit capital.

(s)
no labour dispute with the employees of the REIT or any subsidiary exists or, to the knowledge of the REIT, is imminent, and the REIT is not aware of any existing or imminent labour disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect;

(t)
there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the REIT, threatened, against or affecting the REIT or any subsidiary, which is required to be disclosed in the Offering Documents or which is reasonably likely to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated by this Agreement or the performance by the REIT of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the REIT or any subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Offering Documents, including ordinary routine litigation incidental to the business of the REIT, are not reasonably likely to result in a Material Adverse Effect;

(u)
there are no documents required to be filed with the Securities Commissions in connection with the Offering Documents that have not been filed as required, except as otherwise provided herein; there are no contracts or documents which are required to be described in the Offering Documents which have not been so described;

(v)
none of the REIT, any subsidiary of the REIT nor, to the knowledge of the REIT, any other person, is in default in the observance or performance of any material term or obligation to be performed by it under any agreement and no event has occurred which with notice or lapse of time or both would constitute such a default;

(w)
the REIT and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the REIT and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the REIT nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, known to the REIT, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect.  To the knowledge of the REIT, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect;

(x)
except as described in the Supplemented Prospectus, the REIT and each of its subsidiaries has good and marketable title to all of its material assets including all material licenses, free and clear of all mortgages, hypothecs, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than mortgages, liens, charges, pledges, security interests and/or other encumbrances granted to its lenders or that have been provided in the ordinary course of business or that are customary given the nature of the assets and the business of the REIT and its subsidiaries) which are material to the REIT and its subsidiaries (taken together, as a single enterprise);

(y)
Except as described in the Supplemented Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (i) neither the REIT nor any of its subsidiaries is in violation of any federal, provincial, territorial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or civil law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree, or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the REIT and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements, (iii) there are no pending or, to the knowledge of the REIT, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the REIT or any of its subsidiaries, and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the REIT or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws;

(z)
there are no persons with registration rights or other similar rights to have securities registered or qualified for distribution pursuant to the Supplemented Prospectus or otherwise qualified for distribution under Securities Laws;

(aa)
the REIT and its subsidiaries carry, or are entitled to the benefits of, insurance with financially sound and reputable insurers, in such amounts and covering such risks as management believes is appropriate for an entity engaged in the business of the REIT, and all such insurance is in full force and effect.  The REIT has no reason to believe that it or any subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect.  Neither the REIT nor any subsidiary has been denied any insurance coverage, which it has sought or for which it has applied;

(bb)
the REIT and its subsidiaries maintain disclosure controls and procedures as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings; such controls and procedures are effective to ensure that all material information concerning the REIT and its subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the REIT’s filings with the Securities Commissions;

(cc)
each document filed or to be filed with the Securities Commissions and incorporated or deemed to be incorporated by reference in the Supplemented Prospectus complied or will comply when so filed and at the Closing Time in all material respects with Securities Laws and will not contain a misrepresentation;

(dd)
the REIT and each of its subsidiaries maintains a system of internal accounting controls which, on a consolidated basis, are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or IFRS, as applicable, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(ee)
except as disclosed in the Offering Documents, there is no action, proceeding or investigation pending or, to the knowledge of the REIT, threatened against or affecting the REIT or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely affects or may materially adversely affect the business, operations or condition of the REIT and its subsidiaries, taken as a whole (financial or otherwise);

(ff)
except as disclosed in or contemplated by the Supplemented Prospectus, subsequent to September 30, 2010 there has not been any material change (financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) of the REIT;

(gg)
except as disclosed in or contemplated by the Offering Documents, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Units or other securities of the REIT, or limited partnership units or any other securities of BOPC, or of any unissued interest in the REIT or BOPC;

(hh)
no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the REIT or the sale of the Purchased Units has been issued and no proceedings, investigations or inquiries for such purpose are pending or, to the REIT’s knowledge, contemplated or threatened under any Securities Laws;

(ii)
the auditors of the REIT are independent public accountants within the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and Securities Laws, as applicable, and within the three years preceding the date hereof, there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditor of the REIT;

(jj)
the REIT qualifies as a mutual fund trust under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), and the REIT has conducted its affairs, since its formation, so as to continue to qualify as a mutual fund trust under the Tax Act;

(kk)	the REIT expects to qualify for the REIT Exception for and after its 2010 taxation year;

(ll)
all Canadian federal income tax returns or the REIT and its subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided, except where the failure to pay would not reasonably be expected to result in a Material Adverse Effect.  The REIT and its subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, provincial, territorial, state, local or other law, except insofar as the failure to file such returns would not result in a Material Adverse Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the REIT and its subsidiaries, except where the failure to pay would not reasonably be expected to result in a Material Adverse Effect, and except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The charges, accruals and reserves on the books of the REIT in respect of any tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.  The statements set forth in the Supplemented Prospectus under the caption “Certain Canadian Federal Income Tax Considerations”, insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Units or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matter set forth therein.

(mm)
The REIT and its subsidiaries and, to the REIT’s knowledge, others who perform services on behalf of the REIT or its subsidiaries in the performance of such services on behalf of the REIT or its subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable Canadian and federal, provincial, territorial and local laws, rules and regulations, standards and all applicable rules, policies, ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or the TSX, except where the failure to be in compliance or conformity would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the REIT nor any of its subsidiaries has received any notice citing action or inaction by the REIT or any of its subsidiaries, or others who perform services on behalf of the REIT or its subsidiaries, that would constitute non-compliance with any applicable Canadian or federal, provincial, territorial or local laws, rules, regulations, policies or standards to the extent such non-compliance reasonably could be expected to have a Material Adverse Effect; and, to the knowledge of the REIT, other than as set forth in the Prospectus, no prospective change in any applicable Canadian and federal, provincial, territorial or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect;

(nn)	Canadian Stock Transfer Company Inc. at its principal offices in the city of Toronto, Ontario has been duly appointed as registrar and transfer agent for the Units;

(oo)
except as disclosed in the Supplemented Prospectus, there are no outstanding loans, advances (except normal advances for business expense in the ordinary course of business) or guarantees or indebtedness by the REIT or any of its subsidiaries to or for the benefit of any of the officers or trustees of the REIT or any of their respective family members;

(pp)
there are no transactions, arrangements or other relationships between and/or among the REIT, any of its subsidiaries, any of its affiliates and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could materially affect the REIT’s liquidity or the availability of, or requirements for, its capital resources required to be described in the Supplemented Prospectus which have not been described as required;

(qq)
the REIT is in compliance with all applicable requirements of the TSX, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges.  As of the Closing Date, the Purchased Units will be listed on the TSX;

(rr)
the French language version of the Supplemented Prospectus, together with each document incorporated therein by reference, including the financial statements and other financial data contained therein, is in all material respects a complete and proper or complete and accurate translation of the English language versions thereof;

(ss)	the REIT has a corporate credit rating of “BBB” by each of Standard & Poor’s and DBRS Ltd.;

(tt)
except as disclosed in the Offering Documents, there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions”, for which the REIT is required, pursuant to Securities Laws, to include additional disclosure; and

(uu)
the REIT make the representations, warranties and covenants applicable to them in Schedule “A” hereto and agrees to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto.

9.           Representations, Warranties and Covenants of the Seller. The Seller hereby represents, warrants and covenants that:

(a)
the Seller: (i) has been duly formed and is validly existing and in good standing under the federal laws of Canada; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all required power and authority to enter into this Agreement and to carry out the provisions of this Agreement;

(b)
the Seller is not selling the Purchased Units based on information that it holds that has not otherwise been made publicly available, which, if such information was made publicly available, could reasonably have a material impact on the price or value of the Units;

(c)	at the Closing Time, the Seller will be the sole beneficial owner of the Purchased Units;

(d)
(i) at the Closing Time, the Seller will have, good title to the Purchased Units free and clear of any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, other security interest or other restriction on transfer of any kind; (ii) at the Closing Time, the Seller has the full right, power and authority to sell, assign and transfer the Purchased Units; and (iii) upon the delivery of the Purchased Units, the purchasers thereof will obtain good title to the Purchased Units free and clear of any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, other security interest or other restriction on transfer of any kind;

(e)
neither the Seller nor its affiliates (excluding, for greater certainty, the REIT and its subsidiaries) has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the REIT or, except as permitted by this Agreement, facilitate the sale or resale of the Purchased Units;

(f)
the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Seller, and this Agreement is a valid and binding agreement of the Seller enforceable against the Seller in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and by the application of equitable principles when equitable remedies are sought and further provided that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(g)
the Seller is not in default or in breach of, and the execution and delivery of this Agreement by the Seller, the performance and compliance with the terms of this Agreement and the sale of the Purchased Units will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under any term or provision of the constating documents, by-laws or resolutions of the Seller, or any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Seller is a party or by which it is bound or any judgement, decree, order, statute, rule or regulation applicable to it;

(h)
other than the Underwriters, there is no person acting or purporting to act at the request of the Seller, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(i)
all necessary documents and proceedings have been or will be filed and taken by the Seller and all other legal requirements have been or will be fulfilled under the Securities Laws, in each case which are required to be filed, taken or fulfilled by a selling shareholder in connection with the sale of the Purchased Units;

(j)
the Brookfield Matters shall be true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts required to be stated therein and will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

(k)
no stamp duty, registration or documentary taxes, duties or similar charges are payable by the Seller under the federal laws of Canada or the laws of any Qualifying Jurisdiction in connection with the sale and delivery of the Purchased Units pursuant to this Agreement by the Seller.

10.          Covenants of the REIT. The REIT covenants and agrees with the Underwriters and the Seller that the REIT:

(a)
will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement has been filed and will provide evidence satisfactory to the Underwriters and the Seller, acting reasonably, of each such filing;

(b)
will advise the Underwriters and the Seller, promptly after receiving notice or obtaining knowledge thereof, of (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Supplemented Prospectus, or any Supplementary Material; (ii) the suspension of the qualification of the Purchased Units in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Supplemented Prospectus or for additional information, and will use commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible; and

(c)
will advise the Underwriters and the Seller promptly if, prior to the Closing Time, DBRS Ltd. advises the REIT that it is contemplating a change in the REIT’s corporate credit rating or if any rating agency is contemplating a change in the generic rating applicable to the Units or any of the other securities of the REIT or has placed or is contemplating placing the REIT or any securities of the REIT on credit watch.

11.          Conditions of Closing. The obligation of the Underwriters to purchase the Purchased Units, if any, shall be subject to each of the following conditions being satisfied or waived at the Closing Time:

(a)
the REIT shall cause its counsel, Torys LLP, to deliver to the Underwriters and their counsel, at the Closing Time, a legal opinion dated and delivered the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the sale of the Purchased Units, including that:

(i)
the REIT is a trust duly formed and subsisting under the laws of the Province of Ontario and has not been dissolved and has all necessary power and authority to own its properties and carry on its business as now being conducted;

(ii)	the REIT is authorized to issue an unlimited number of Units and as to the issued and outstanding capital as of the Closing Date;

(iii)
the REIT has all necessary power and capacity and has taken all necessary action, to authorize, execute and deliver this Agreement and this Agreement has been duly executed and delivered by the REIT and constitutes a legal, valid and binding obligation of the REIT enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law;

(iv)
the execution and delivery of the Underwriting Agreement and the performance by the REIT of its obligations thereunder and the consummation of the transactions contemplated thereby will not result in a breach of: (i) the Declaration of Trust, (ii) any law, rule or regulation of the Province of Ontario (or the laws of Canada applicable therein) applicable to the REIT or by which the REIT’s assets are bound, as the case may be; or (iii) to counsel’s knowledge, any order or judgment which is binding on the REIT;

(v)	the REIT is a reporting issuer in each of the provinces and territories of Canada and is not included on the list of defaulting reporting issuers maintained by any Securities Commission;

(vi)	all necessary action has been taken by the REIT to authorize the execution and delivery of the Prospectus Supplement and the filing thereof with the Securities Commissions;

(vii)	the rights, privileges, restrictions and conditions attaching to the Units are accurately summarized in all material respects in the Prospectus Supplement;

(viii)
all necessary documents have been filed by the REIT, all requisite proceedings by the REIT have been taken and all other legal requirements of the REIT have been fulfilled under the securities laws of each of the Qualifying Jurisdictions to qualify the distribution of the Purchased Units to the public in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation in the appropriate category and who have complied with the relevant provisions of such applicable legislation;

(ix)	the form and terms of the definitive certificates representing the Purchased Units comply with all legal requirements and rules of the TSX, Securities Laws and the Declaration of Trust;

(x)	the distribution of the Purchased Units complies with all laws of the Province of Québec relating to the use of the French language in connection therewith;

(xi)
subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of the federal laws of Canada set out in the Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” fairly describe the principal Canadian federal income tax considerations as at the date thereof generally applicable under the Tax Act to a prospective purchaser of Purchased Units pursuant to the Prospectus Supplement;

(xii)
subject to the qualifications, assumptions, limitations and understandings set out in the Prospectus Supplement under the heading “Eligibility for Investment”, the Purchased Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings account; and

(xiii)	the REIT is a mutual fund trust for purposes of the Tax Act.

In connection with such opinion, counsel to the REIT may rely on the opinions of local counsel in any Qualifying Jurisdictions where they are not qualified to practice acceptable to counsel to the Underwriters, acting reasonably, as to the qualification for distribution of the Purchased Units and as to other matters governed by the laws of the Qualifying Jurisdictions in which they are not qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the REIT and others;

(b)
the Seller shall cause its counsel, Torys LLP, to deliver to the Underwriters and their counsel, at the Closing Time, a legal opinion dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the sale of the Purchased Units, if any, including that:

(i)
the Seller is incorporated and subsisting under the Canada Business Corporations Act and has not been dissolved and has all necessary corporate power and authority to own its properties and carry on its business as now being conducted;

(ii)
the Seller has all necessary power and capacity and has taken all necessary action, to authorize, execute and deliver this Agreement and this Agreement has been duly executed and delivered by the Seller, and constitutes a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law;

(iii)
the execution and delivery of the Underwriting Agreement and the performance by the Seller of its obligations thereunder and the consummation of the transactions contemplated thereby will not result in a breach of: (i) the Seller’s constating documents, (ii) any law, rule or regulation of the Province of Ontario (or the laws of Canada applicable therein) applicable to the Seller or by which the Seller’s assets are bound, as the case may be; or (iii) to counsel’s knowledge, any order or judgment which is binding on the Seller.

(c)
the Underwriters shall have received an opinion of its counsel (subject to customary assumptions, qualifications and limitations (including reliance on the opinion of counsel to the REIT and the Seller, as appropriate)) to the Underwriters that addresses:

(i)	the qualification of the Purchased Units for distribution to the public in each of the Qualifying Jurisdictions;

(ii)	the enforceability of this Agreement;

(iii)	the tax disclosure contained in the Prospectus Supplement; and

(iv)	the description of the Trust Units in the Supplemented Prospectus.

(d)
the Seller and the REIT shall cause its U.S. counsel, Torys LLP, to deliver to the Underwriters and their counsel, at the Closing Time, a legal opinion dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the sale of the Purchased Units to the effect that the offer and sale of the Purchased Units are not required to be registered under the U.S. Securities Act.

(e)
the Underwriters shall have received a certificate of the REIT, dated the Closing Date signed an officer of the REIT satisfactory to the Underwriters, in form and content satisfactory to the Underwriters’ counsel, acting reasonably, with respect to:

(i)	the Declaration of Trust;

(ii)	the resolutions of the REIT’s board of trustees relevant to the sale of the Purchased Units and the authorization of the other agreements and transactions contemplated herein; and

(iii)	the incumbency and signatures of signing officers of the REIT.

(f)
the Underwriters shall have received a certificate dated the Closing Date signed by an officer of the Seller as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters’ counsel, acting reasonably, with respect to:

(i)	the articles and by-laws of the Seller;

(ii)	the resolutions of the Seller relevant to the sale of the Purchased Units and the authorization of the other agreements and transactions contemplated herein; and

(iii)	the incumbency and signatures of the authorized signing authorities of the Seller.

(g)
the REIT shall cause its auditors to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the Closing Date the information contained in the comfort letter referred to in Subsection 5(a)(v) hereof;

(h)
the REIT shall deliver to the Underwriters, at the Closing Time, certificates of the REIT, dated the Closing Date, addressed to the Underwriters and signed by two senior officers of the REIT satisfactory to the Underwriters, certifying for and on behalf of the REIT after having made due enquiries, to the effect that:

(i)
the REIT has complied, in all material respects, with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)
the representations and warranties of the REIT contained herein are true and correct, in all material respects (except representations and warranties that are subject to a materiality qualification, which shall be true and correct in all respects), as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

(iii)
no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Units has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; and

(iv)
the representations and warranties of the REIT arising by reason of the delivery of the Supplemented Prospectus and any Supplementary Material are true and correct on and as at the Closing Time as if such documents had been dated the Closing Date and delivered to the Underwriters;

and all such matters shall in fact be true and correct as at the Closing Time;

(i)
the Seller shall deliver to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by two senior officers of the Seller satisfactory to the Underwriters, certifying for and on behalf of the Seller after having made due enquiries, to the effect that:

(i)
the Seller has complied, in all material respects, with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)
the representations and warranties of the Seller contained herein are true and correct, in all material respects (except representations and warranties that are subject to a materiality qualification, which shall be true and correct in all respects), as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby; and

(iii)
the representations and warranties of the Seller respecting the Brookfield Matters arising by reason of the REIT’s delivery of the Supplemented Prospectus and any Supplementary Material are true and correct on and as at the Closing Time as if such documents had been dated the Closing Date and delivered to the Underwriters;

and all such matters shall in fact be true and correct as at the Closing Time;

(j)
all actions required to be taken by or on behalf of the Seller and the REIT, including the passing of all requisite resolutions of the board of directors and/or shareholders of the Seller and/or unitholders of the REIT, and all requisite filings with governmental authorities, shall have occurred at or prior to the Closing Time so as to validly authorize the execution and filing by the REIT of the Supplemental Prospectus and any Supplementary Material and for the Seller to sell the Purchased Units having the rights, privileges, restrictions and conditions contemplated by the Supplemental Prospectus;

(k)
the representations and warranties of the Seller and the REIT contained in this Agreement are true and correct as at the Closing Time, with the same force and effect as if made as at the Closing Time after giving effect to the transactions contemplated herein, and the Seller and the REIT shall have complied, in all material respects, with all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; and

(l)	the Underwriters shall have received such other certificates, opinions, agreements or materials in form and substance satisfactory to the Underwriters as the Underwriters may reasonably request.

12.          Closing.  The closing of the purchase and sale of the Purchased Units shall be completed at the Closing Time at the offices of Torys LLP, Toronto, Ontario or at such other place as the Seller and the Underwriters may agree in writing. At the Closing Time, the Seller shall deliver to the Co-Lead Underwriters, on behalf of the Underwriters, definitive certificates representing the Purchased Units duly endorsed for transfer.

13.          Restrictions on Further Issues or Sales. During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the REIT will not issue or agree to issue (except pursuant to: (i) this Agreement, (ii) its option plans, employee purchase plans and any outstanding convertible securities, (iii) its distribution reinvestment plan, and (iv) the exchange and support agreement dated as of May 1, 2010) any equity securities or other securities convertible into equity securities without the prior consent of the Co-Lead Underwriters, acting on behalf of the Underwriters, such consent not to be unreasonably withheld, delayed or conditioned.  During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Seller will not offer, sell, contract to sell or otherwise dispose of any Units or any securities convertible into equity securities, including, for greater certainty, any Class B LP Units of BOPC, agree to become bound to do so, or disclose to the public any intention to do so without the prior consent of the Co-Lead Underwriters, acting on behalf of the Underwriters, such consent not to be unreasonably withheld, delayed or conditioned.  Notwithstanding the foregoing, the restrictions on transfer contained in this Section 13 shall not apply to any sale, transfer or other disposition of Units by the Seller to one or more of its affiliates.

14.          Indemnification.

(a)
The REIT shall indemnify and hold harmless each of the Underwriters (which term, for the purpose of this Section 14 shall be deemed to include affiliates of the Underwriters) and the Underwriters’ directors, officers, employees, agents and each person who controls any Underwriter (for the purposes of this entire Section 14, the “Indemnified Parties”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Units), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(i)
any breach of or default under any representation, warranty, covenant or agreement of the REIT in this Agreement or any other document delivered pursuant hereto or thereto, or the failure of the REIT to comply with any of its obligations hereunder or thereunder;

(ii)
any information or statement (except the Brookfield Matters) in the Supplemented Prospectus, any Supplementary Material being or being alleged to be a misrepresentation or untrue (except related to the Brookfield Matters), or any omission or alleged omission to state therein any information (except related to the Brookfield Matters);

(iii)
the REIT not complying with any requirement of applicable Securities Laws, or any breach or violation or alleged breach or violation of any Securities Laws or other applicable securities legislation of any jurisdiction; or

(iv)
any order made or any inquiry, investigation, or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange, or other competent authority (except any such proceeding or order based solely upon the activities of any of the Underwriters) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Units, or any other securities of the REIT or any of them in any of the Qualifying Jurisdictions;

provided that the REIT shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact or any omission or alleged omission of a material fact made in the Supplemented Prospectus or any Supplementary Material filed in reliance upon and in conformity with information in respect of any of the Underwriters furnished in writing to the REIT by the Underwriters specifically for use in the preparation thereof.  The rights of indemnity contained in this Section 14(a) in respect of a claim based on a misrepresentation, falsehood or omission or alleged misrepresentation, falsehood or omission in the Supplemented Prospectus or any Supplementary Material shall not apply if the REIT has complied with Section 5(e) and, if applicable, Section 6 and the person asserting such claim was not provided with a copy of the Supplemented Prospectus, any Supplementary Material (which is required under the applicable Securities Laws to be delivered to such person by the Underwriters) which corrects such misrepresentation, falsehood or omission or alleged misrepresentation, falsehood or omission.

(b)
The Seller shall indemnify and hold harmless the Indemnified Parties from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Units), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(i)
any breach of or default under any representation, warranty, covenant or agreement of the Seller in this Agreement or any other document delivered pursuant hereto or thereto, or the failure of the Seller to comply with any of its obligations hereunder or thereunder;

(ii)	the Brookfield Matters being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any information;

(iii)
the Seller not complying with any requirement of applicable Securities Laws, or any breach or violation or alleged breach or violation of any Securities Laws or other applicable securities legislation of any jurisdiction; or

(iv)
any order made or any inquiry, investigation, or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange, or other competent authority (except any such proceeding or order based solely upon the activities of any of the Underwriters) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Units, or any other securities of the Seller or any of them in any of the Qualifying Jurisdictions;

provided that the Seller shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact or any omission or alleged omission of a material fact made in the Supplemented Prospectus or any Supplementary Material filed in reliance upon and in conformity with information in respect of any of the Underwriters furnished in writing to the Seller by the Underwriters specifically for use in the preparation thereof.  The rights of indemnity contained in this Section 14(b) in respect of a claim based on a misrepresentation, falsehood or omission or alleged misrepresentation, falsehood or omission in the Supplemented Prospectus or any Supplementary Material shall not apply if the Seller has complied with Section 5(e) and, if applicable, Section 6 and the person asserting such claim was not provided with a copy of the Supplemented Prospectus, any Supplementary Material (which is required under the applicable Securities Laws to be delivered to such person by the Underwriters) which corrects such misrepresentation, falsehood or omission or alleged misrepresentation, falsehood or omission.

(c)
As used in this Section 14, “Applicable Indemnifying Party” means: (i) the REIT in respect of a claim for indemnification under Section 14(a); and (ii) the Seller in respect of a claim for indemnification under Section 14(b).

(d)
If any of the Indemnified Parties incurs or suffers any loss, claim, demand, damage, cost, expense or liability (other than loss of profit) caused by or arising directly or indirectly by reason of any circumstance described in Section 14(a) or Section 14(b) in respect of which the Applicable Indemnifying Party would be obligated to indemnify pursuant to that section and is indemnified (pursuant to a legal obligation or otherwise) in respect thereof by any of the Underwriters, then such of the Underwriters who provided such indemnity shall be protected and indemnified by the Applicable Indemnifying Party to the extent thereof.  It is intended that the rights to indemnity provided in Sections 14(a) and 14(b) be held in trust by the Underwriters for the benefit of the Indemnified Parties other than the Underwriters.

(e)
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Sections 14(a), 14(b) or 14(d) are unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Applicable Indemnifying Party shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Applicable Indemnifying Party on the one hand and the Underwriters on the other from the offering of the Units; or

(ii)
if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Applicable Indemnifying Party on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in Section 14(a) or Section 14(b), as applicable which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.  The relative benefits received by the Applicable Indemnifying Party on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the offering of the Units, (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Applicable Indemnifying Party is to the Underwriting Fee received by the Underwriters.  The relative fault of the Applicable Indemnifying Party on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 14(a)  or Section 14(b), as applicable which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Applicable Indemnifying Party or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 14(a) or Section 14(b), as applicable.  The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.  The parties agree that it would not be just and equitable if contribution pursuant to this Section 14(e) were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section 14(e).

(f)
If any claim contemplated by this Section 14 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Applicable Indemnifying Party of the nature of such claim (provided that any failure to do so notify promptly shall relieve the Applicable Indemnifying Party of liability under this Section 14 only to the extent that such failure prejudices the ability of the Applicable Indemnifying Party to defend such claim), and the Applicable Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Applicable Indemnifying Party or any Indemnified Party in respect of any Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Applicable Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Applicable Indemnifying Party; or (iii) the named parties to any such suit or proceeding include both the Indemnified Party and the Applicable Indemnifying Party and the Indemnified Party shall have received a written opinion from counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Applicable Indemnifying Party (in which case, if such Indemnified Party notifies the Applicable Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Applicable Indemnifying Party, the Applicable Indemnifying Party shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, the Applicable Indemnifying Party shall not, in connection with anyone such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstance, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties).  The Applicable Indemnifying Party shall not be liable for any settlement of any action or suit effected without its written consent.  It is the intention of the Applicable Indemnifying Party to constitute each of the Underwriters as trustees for the Underwriters’ directors, officers, employees, affiliates and persons who control any of the Underwriters, of the covenants of the Applicable Indemnifying Party under Section 14(a) or Section 14(b), as applicable, with respect to the Indemnified Parties and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(g)
The Applicable Indemnifying Party waives all right of contribution by statute or common law which it may have against the Underwriters in respect of losses, claims, costs, damages or liabilities which it may sustain as a direct or indirect consequence of the Prospectus or any other document containing or being alleged to contain a misrepresentation, provided that such right against any one of the Underwriters is not waived in respect of losses, claims, demands, costs, damages, expenses or liabilities sustained as a direct or indirect consequence of the Prospectus Supplement or any other document containing a misrepresentation of which such Underwriter was aware of at the time it signed the Prospectus Supplement or any Supplementary Material or a misrepresentation made in reliance upon and in conformity with information in respect of the Underwriters furnished to the Applicable Indemnifying Party by the Underwriters in writing specifically for use in the preparation of the Prospectus Supplement or other document.

(h)	The rights provided in this Section 14 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law or in equity.

15.          Expenses.

(a)
The fees and expenses of counsel to the Underwriters and all other out-of-pocket expenses incurred by the Underwriters (including federal goods and services tax and harmonized sales tax thereon) shall be paid by the Underwriters, except that if the sale of the Purchased Units provided for herein is not consummated because of any failure by the Seller or the REIT to comply with the terms of this Agreement, the Seller will reimburse the Underwriters for all reasonable expenses (including the reasonable fees and disbursements of counsel to the Underwriters) that shall have been incurred by the Underwriters in connection with the proposed sale of the Purchased Units.

(b)
All other costs and expenses of or incidental to the issue and offering of the Purchased Units including, without limitation, the fees and expenses of counsel and auditors of the REIT, the fees and expenses of the REIT’s registrar and transfer agent for the Units, the cost of delivering certificates representing the Purchased Units, the cost of preparing, printing, translating and providing copies of the Prospectus Supplement and any Supplementary Material and the expenses of qualifying the Purchased Units under the Securities Laws of all Qualifying Jurisdictions, shall be paid by the Seller.

16.          All Terms to be Conditions.

(a)
The Seller’s obligation to sell the Purchased Units shall be conditional upon all necessary consents, approvals and authorizations, including those required to be obtained under the Securities Laws, which are required for the consummation by the Seller of the transactions contemplated by this Agreement, having been obtained at or prior to the Closing Time. The Seller and the REIT hereby agree to use their best efforts to obtain all such consents, approvals and authorizations at or prior to the Closing Time.

(b)
The Seller and the REIT each agree that the conditions contained in Section 11 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Seller or the REIT, as the case may be, and that they will each use their reasonable best efforts to cause all such conditions to be complied with. All representations, warranties, covenants and other terms of this Agreement (including without limitation the delivery of the comfort letters referred to in Subsection 5(a)(v)) shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them or any of the conditions set out in Section 11 shall entitle any Underwriter to terminate its obligation to purchase the Purchased Units by written notice to that effect given to the Seller and the REIT at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters.

17.          Termination by Underwriters in Certain Events.

(a)
In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their or its option, to terminate and cancel their or its obligations under this Agreement, without any liability on their or its part, in the following circumstances:

(i)
Regulatory Proceeding Out.  If, prior to the Closing Time, an inquiry, action, suit, investigation or other proceeding is commenced or threatened or any order is made or issued under or pursuant to any law of Canada or the United States or by any other regulatory authority or stock exchange (except any such proceeding or order based solely upon the activities of any of the Underwriters), or there is any change of law or the interpretation or administration thereof, which in their or its opinion would prevent, suspend, delay, restrict or adversely affect the trading in or the distribution of the Units or any other securities of the REIT or any of them in any of the Qualifying Jurisdictions or in the United States;

(ii)
Disaster Out.  If, prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state condition or occurrence of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence of any nature whatsoever which, in the sole opinion of an Underwriter in its absolute discretion, might reasonably be expected to have a significant adverse effect on the state of the financial markets in Canada or the business operations or capital of the REIT on a consolidated basis or the market price or value of the Units; or

(iii)
Material Change.  If, prior to the Closing Time, there should occur, be discovered by the Underwriters or be announced by the REIT, any material change or a change in any material fact which results or, in the sole opinion of an Underwriter, might reasonably be expected to result, in the purchasers of a material number of Units exercising their right under applicable legislation to withdraw from their purchase of Units or, in the sole opinion of the Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Units;

(iv)
Tax Event.  If, prior to the Closing Time, there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in the reasonable opinion of an Underwriter, acting in good faith and after consultation with the REIT, be expected to have a significant adverse effect on the market price, value or marketability of the Units;

(v)
Rating Downgrade. If, prior to the Closing Time, there shall occur a downgrading in the rating applicable to any securities of the REIT or the Units by Standard & Poor’s or DBRS Ltd., or if any rating organization shall place any of the securities of the REIT on credit watch or shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of the REIT or the Units.

(b)
The rights of termination contained in Section 17(a) may be exercised by any Underwriter giving written notice thereof to the REIT, or the Co-Lead Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the REIT in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of the Underwriters to the REIT or on the part of the REIT or the Seller to the Underwriters except in respect of any liability or obligation under any of Sections 14 and 15 which will remain in full force and effect.

18.         Market Stabilization Transactions. In connection with the distribution of the Purchased Units, the Underwriters and members of their selling group (if any) may effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

19.         Obligations of the Underwriters to be Several. Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Purchased Units, shall be several and not joint. The percentage of the Purchased Units to be severally purchased and paid for by each of the Underwriters shall be as follows:

RBC Dominion Securities Inc.	21%
TD Securities Inc.	21%
CIBC World Markets Inc.	15%
Scotia Capital Inc.	15%
BMO Nesbitt Burns Inc.	7.5%
National Bank Financial Inc.	7.5%
HSBC Securities (Canada) Inc.	6.0%
Brookfield Financial Corp.	1.5%
Canaccord Genuity Corp.	1.5%
Dundee Securities Corporation	1.5%
Macquarie Capital Markets Canada Ltd.	1.5%
Raymond James Ltd.	1.0%

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Purchased Units at the Closing Time, and the number of Purchased Units not purchased is less than or equal to 10% of the aggregate number of Purchased Units agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the Purchased Units not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Purchased Units at the Closing Time, and the number of Purchased Units not purchased is greater than 10% of the aggregate number of Purchased Units agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Purchased Units shall have the right, but not the obligation, to purchase severally the Purchased Units not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Purchased Units shall be relieved, without liability, of its or their obligations to purchase its or their respective percentage of the Purchased Units on submission to the Seller of reasonable evidence of its or their ability and willingness to fulfil its or their obligations under this Agreement at the Closing Time.

Notwithstanding anything contained in this Section 19, the Underwriters shall not be entitled to purchase in any event less than all of the Purchased Units. In addition, nothing contained in this Section 19 shall relieve from responsibility to the Seller any one of the Underwriters who shall default in its obligation to purchase its respective percentage of the Purchased Units.

20.          Notices. Any notice or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by telecopier, as follows:

if to the Seller at:

BPO Properties Ltd.
Bay Wellington Tower
Brookfield Place, 181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:       Chief Executive Officer with a copy to the Legal Counsel and Secretary
Telecopy No.: (416) 359-8596

with a copy to:

Torys LLP
Suite 3000, 79 Wellington Street West
Box 270, TD Centre
Toronto, Ontario  M5K 1N2
Attention:       Cornell C.V. Wright
Telecopy No.: (416) 865-7380

if to the REIT at:

Brookfield Office Properties Canada
Bay Wellington Tower
Brookfield Place, 181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:       Legal Counsel and Secretary
Telecopy No.: (416) 359-8596

with a copy to:

Torys LLP
Suite 3000, 79 Wellington Street West
Box 270, TD Centre
Toronto, Ontario  M5K 1N2

Attention:       Cornell C.V. Wright
Telecopy No.:(416) 865-7380

if to the Underwriters at:

RBC Dominion Securities Inc.
200 Bay Street
Suite 400, North Tower
Toronto, Ontario  M5J 2W7

Attention:       Mr. William Wong
Telecopy No.: (416) 842-8910

TD Securities Inc.
TD Tower, 66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

Attention:       Mr. Kursat Kacira
Telecopy No.: (416) 982-2172

CIBC World Markets Inc.
Brookfield Place, P.O. Box 500
161 Bay Street, 7th Floor
Toronto, Ontario  M5J 2S8

Attention:       Mr. Mark G. Johnson
Telecopy No.: (416) 956-6320

Scotia Capital Inc.
40 King Street West
Scotia Plaza, 66th Floor
P.O. Box 4085, Station “A”
Toronto, Ontario  M5W 2X6

Attention:       Mr. Stephen Sender
Telecopy No.: (416) 350-5785

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor
Toronto, Ontario M5X 1H3

Attention:        Mr. Derek Dermott
Telecopy No.:  (416) 359-4639

National Bank Financial Inc.
130 King Street West, Suite 3200
P.O. Box 21
Toronto, Ontario M5X 1J9

Attention:        Mr. Craig J. Shannon
Telecopy No.: (416) 869-6411

HSBC Securities (Canada) Inc.
70 York Street, 4th Floor
Toronto, Ontario  M5J 1S9

Attention:        Ms. Nicole Caty
Telecopy No.: (416) 868-7765

Brookfield Financial Corp.
Brookfield Place, Bay Wellington Tower
P.O. Box 762, 181 Bay Street, Suite 260
Toronto, Ontario M5J 2T3

Attention:        Mr. Mark Murski
Telecopy No.: (416) 956-5201

Canaccord Genuity Corp.
161 Bay Street, Suite 3000
P.O. Box 516
Toronto, Ontario M5J 2S1

Attention:        Mr. Mark Edwards
Telecopy No.: (416) 869-3876

Dundee Securities Corporation
1 Adelaide Street East
Suite 2700
Toronto, Ontario M5C 2V9

Attention:        Mr. Onorio Lucchese
Telecopy No.: (416) 350-3312

Macquarie Capital Markets Canada Ltd.
Brookfield Place – 181 Bay Street
Suite 3100
Toronto, Ontario M5J 2T3

Attention:        Mr. John Bartkiw
Telecopy No.: (416) 848-3699

Raymond James Ltd.
Scotia Plaza – 40 King Street West
Suite 5300
Toronto, Ontario M5H 3Y2

Attention:        Jamie Coulter
Telecopy No.: (416) 777-7114

with a copy to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention:        Mr. Lawrence Chernin
Telecopy No.: (416) 979-1234

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or upon receipt of a telecopier transmission confirmation during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided above of any change of address or telecopier number.

21.          Miscellaneous.

(a)
The Seller hereby acknowledges that: (i) the purchase and sale of the Purchased Units pursuant to this Agreement is an arm’s-length commercial transaction between the Seller, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Seller; and (iii) the engagement by the Seller of each of the Underwriters in connection with the offering and sale of the Purchased Units, and the process leading up to the offering and sale of the Purchased Units is as independent contractors and not in any other capacity. Furthermore, the Seller agrees that it is solely responsible for making its own judgments in connection with the offering and sale of the Purchased Units (irrespective of whether any of the Underwriters has advised or is currently advising it on related or other matters). The Seller agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Seller, in connection with such transaction or the process leading thereto.

(b)
Except with respect to Sections 14, 17 and 19 and any notice of termination or waiver of a term or condition pursuant to Subsection 16(b), all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Co-Lead Underwriters, who shall in good faith discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.  Any amendment to this Agreement shall require the approval of each Underwriter.

(c)	The obligations of the Underwriters under this Agreement shall be several and not joint and several.

(d)	This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters, the Seller and the REIT and their respective successors and legal representatives.

(e)	Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)	Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(g)
The words “Agreement”, “hereunder”, “hereof’ and similar phrases mean and refer to the agreement formed as a result of the acceptance by the Seller and the REIT of this offer by the Underwriters to purchase the Purchased Units.

(h)
All representations, warranties, covenants and agreements herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Purchased Units and the termination of this Agreement and shall continue in full force and effect, for the benefit of the party in whose favour such representations, warranties, covenants and agreements have been given, and in the case of those for the benefit of the Underwriters, regardless of any subsequent disposition of the Purchased Units or any investigation by or on behalf of the Underwriters with respect thereto, for a period of three years following the Closing Date.

(i)
Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(j)
This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(k)
If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

(l)
This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof, including, without limitation, the offer letter dated November 19, 2010 between RBC, the Seller and the REIT.

[Remainder of page intentionally left blank. Signature pages follow.]

If this letter agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter agreement where indicated and returning them to us.

Yours very truly,

RBC DOMINION SECURITIES INC.

By:	“William Wong”

TD SECURITIES INC.

By:	“Kursat Kacira”

CIBC WORLD MARKETS INC.

By:	“Mark G. Johnson”

SCOTIA CAPITAL INC.

By:	“Stephen Sender”

BMO NESBITT BURNS INC.

By:	“Derek Dermott”

NATIONAL BANK FINANCIAL INC.

By:	“Craig J. Shannon”

HSBC SECURITIES (CANADA) INC.

By:	“Nicole Caty”

BROOKFIELD FINANCIAL CORP.

By:	“Mark Murski”

CANACCORD GENUITY CORP.

By:	“Mark Edwards”

DUNDEE SECURITIES CORPORATION

By:	“Onorio Lucchese”

MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	“John Bartkiw”

RAYMOND JAMES LTD.

By:	“James Coulter”

[Remainder of page intentionally left blank. Remaining signature page follows.]

Accepted and agreed to by the undersigned as of the date first written above.

BPO PROPERTIES LTD.

By:	”Jan Sucharda”

BROOKFIELD OFFICE PROPERTIES CANADA

By:	“Jan Sucharda”

SCHEDULE “A”
UNITED STATES OFFERS AND SALES

As used in this Schedule “A” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“Affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act and, including without limitation, the Seller;

(b)
“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Units and includes the placement of an advertisement in a publication with a general circulation in the United States that refers to the offering of the Purchased Units;

(c)
“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S.  Without limiting the foregoing, but for greater clarity, it includes any issuer that is (a) the government of any country, or any political subdivision of any country, other than the United States; or (b) which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d)
“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio, or television or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(e)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S; and

(f)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that the Purchased Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws.  Accordingly, each of the Underwriters represents, warrants and covenants to the REIT, and will cause its U.S. Affiliate to comply with such representations, warranties and covenants, that:

1.           It has not offered or sold, and will not offer or sell, any Purchased Units forming part of its allotment described in section 19 of the Underwriting Agreement except (a) in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 9 below.  Accordingly, neither the Underwriter nor its U.S. Affiliate nor any persons acting on its or their behalf has engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, any Purchased Units to any person in the United States, or (ii) any sale of Purchased Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, U.S. Affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States, (iii) any Directed Selling Efforts with respect to the Purchased Units, or (iv) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Units.

2.           All offers and sales of the Purchased Units in the United States will be effected through its U.S. Affiliate duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and all applicable rules, and in good standing with, the Financial Regulatory Authority, Inc. or by such Underwriter in accordance with Rule 15a-6 under the U.S. Exchange Act.

3.           It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Units, except with its affiliates, any selling group members or with the prior written consent of the REIT. It shall require each U.S. Affiliate and each selling group member to agree, for the benefit of the REIT, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and selling group member complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate and selling group member.

4.           Offers and sales of Purchased Units in the United States have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.           Any offer or sale of, or solicitation of an offer to buy, Purchased Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers who are acquiring the Purchased Units (i) for its own account or (ii) for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion, in a transaction that is exempt from registration under the U.S. Securities Act pursuant to Rule 144A and applicable state securities laws.

6.           Prior to any sale of Purchased Units to a person in the United States or to a person who was offered Purchased Units in the United States, each such purchaser shall be provided with a copy of the U.S. Placement Memorandum, including the Prospectus Supplement, and no other written material was used in connection with the offer and sale of the Purchased Units in the United States.

7.           It has offered and will offer the Purchased Units in the United States only to offerees with respect to which it has reasonable grounds to believe was at the time of such offer a Qualified Institutional Buyer.

8.           All purchasers of the Purchased Units that are in the United States shall be informed that the Purchased Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

9.           Prior to completion of any sale of Purchased Units in the United States, each Qualified Institutional Buyer will be deemed to have provided the representations, warranties and covenants set forth in the U.S. Placement Memorandum under the heading “Notice to Investors”.

10.           At the Closing Time, each Underwriter together with its U.S. Affiliate that offered or sold Purchased Units in the United States, will provide to the REIT a certificate in the form of Exhibit A to this Schedule “A” relating to the manner of the offer and sale of the Purchased Units in the United States or will be deemed to have represented and warranted that neither it nor its U.S. Affiliate offered or sold Purchased Units in the United States.

Representations, Warranties and Covenants of the REIT

The REIT represents, warrants, covenants and agrees that:

1.           The REIT is a Foreign Issuer with no Substantial U.S. Market Interest in its trust units and is not required to be registered as an “investment company”, under the United States Investment Company Act of 1940, as amended, and neither the REIT nor any of its predecessors or Affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

2.           Except with respect to sales to Qualified Institutional Buyers hereunder in reliance upon an exemption from registration under the U.S. Securities Act, neither the REIT nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates and any person acting on their behalf, as to whom no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Purchased Units to a person in the United States; or (B) any sale of Purchased Units unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the REIT and any person acting on its behalf (other than the Underwriters, their U.S. Affiliates and any person acting on their behalf, as to whom no representation is made) reasonably believe that the purchaser is outside the United States.

3.           Neither it nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates and any person acting on their behalf, as to whom no representation is made), has made or will make any Directed Selling Efforts with respect to the Purchased Units.

4.           Neither it nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates and any person acting on their behalf, as to whom no representation is made), has taken, or will take, any action that would cause any exemptions or exclusions from registration, including those available under Rule 144A or Rule 903 of Regulation S to be unavailable for the offer and sale of the Purchased Units pursuant to the Underwriting Agreement.

5.           None of the REIT, any of its Affiliates or any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates and any person acting on their behalf, as to whom no representation is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Purchased Units in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.           The REIT will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Purchased Units.

7.           None of the REIT, any of its Affiliates or any person acting on any of their behalf (other than the Underwriters, their U.S. Affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Units.

8.           The Purchased Units are not, and will not be, and no securities of the same class as the Purchased Units are or will be (i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted.

9.           So long as any of the Purchased Units that have been sold in the United States are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the REIT will, unless it becomes subject to and complies with the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

EXHIBIT “A”

TO SCHEDULE “A”
UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of trust units (the “Securities”) of Brookfield Office Properties Canada (the “REIT”) pursuant to the Underwriting Agreement dated as of November 22, 2010 among the REIT and the underwriters named therein (the “Underwriters”), each of the undersigned does hereby certify as follows:

(i)
each undersigned U.S. affiliate of the undersigned Underwriter (the “U.S. Affiliate”) who offered or sold Securities in the United States is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made in the United States;

(ii)	all offers and sales of Securities in the United States were made only through the U.S. Affiliate and have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii)
each purchaser of Securities (i) in the United States or (ii) who was offered Securities in the United States, was provided with a copy of the U.S. Placement Memorandum, including the Prospectus Supplement, and no other written material was used in connection with the offer and sale of the Securities in the United States;

(iv)
immediately prior to transmitting the U.S. Placement Memorandum, we had reasonable grounds to believe and did believe that each offeree was a “qualified institutional buyer” (a “Qualified Institutional Buyer”) as defined in Rule 144A of the U.S. Securities Act and, on the date hereof, we continue to believe that (i) each person in the United States and (ii) each person offered Securities in the United States, in each case that is purchasing Securities from us is a Qualified Institutional Buyer;

(v)
no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including without limitation advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(vi)	the offering of the Securities in the United States has been conducted by us and through our U.S. Affiliate in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of _______, 2010.

[UNDERWRITER]		[U.S. AFFILIATE]

By:		By:
	Name: Title:		Name: Title: